

Prologue

Welcome to Vermont's own Soulmate Brewing Company. Our focus is to build a brand unlike any of the existing brands in the craft brewing industry by accessing the un-tapped talents available to us. We will bring to the market a variety of exceptional beers not currently commercially available with our own master brewer as well as a line-up of brewing talent exclusive to Soulmate Brewing. We have relationships with amazing brewers whose beers have been enjoyed only by family and friends for many years, including quite a few that won top honors around New England. Soulmate Brewing Company provides the production capacity and infrastructure to introduce and distribute these amazing beers created by these talented artists.
Our plan lays the groundwork for us to join the ranks of the current standard bearers in the industry.

Jonathan Mogor

Founder/CEO Soulmate Brewing Company



Craft Continues to Shine

In 2019 craft brewer sales continued to grow at a rate of 4% by volume, reaching 13.6% of the U.S. beer market by volume.



- Retail dollar sales of craft increased 6%, up to $29.3 billion, and now account for more than 25% of the $116.0 billion U.S. beer market.



- More young adults are drinking craft beer, virtually half of the under-30 year olds we surveyed had increased their consumption of craft beer.



- Younger drinkers are adventurous, Nearly half of our survey respondents drink craft beer because they like to try something new.



- 75 percent of craft beer drinkers buy up to three different brands a month.



U.S. BEER SALES VOLUME GROWTH 2019
BA
BREWERS ASSOCIATION
OVERALL BEER -1.6%
191,249,000 BBLS
3.6% CRAFT
26,086,145 BBLS
1.8% IMPORT BEER
36,271,786 BBLS
OVERALL BEER MARKET $116.0 BILLION
CRAFT BEER MARKET $29.3 BILLION
6% DOLLAR SALES GROWTH
CRAFT 13.6% SHARE (26,086,145 BBLS)
IMPORT 19.0% SHARE (36,271,786 BBLS)
OTHER DOMESTIC 67.4% SHARE (128,890,657 BBLS)
SOURCE: BREWERS ASSOCIATION, BOULDER CO

Source https://www.dsm.com/food-specialties/en_US/insights/beverage/craft-beer-millennials-consumer-insights.html



Consumer and Market Size

Think about this number: 1,000,000. One million is the number of people who visit Vermont annually- specifically for its craft beer.

 This number excludes those coming to hike, bike, fish, boat, hunt, kayak, camp, view fall foliage, apple pick, attend art and music festivals

 Vermont has more people visiting the state annually for beer than it does residents. That number is 624,263.

 Purpose really is key, More than 45% of 18-to-30-year olds surveyed agreed strongly that the beer they drink says a lot about them.



U.S. BEER PRODUCTION VOLUME 2019

OVERALL BEER -1.6%

3.6% CRAFT

CONTRACT BREWING COMPANIES 1.2%

MICROBREWERIES 18.6%

2019 CRAFT BEER INDUSTRY PRODUCTION VOLUME

BREWPUBS 6.1%

TAPROOM 6.1%

REGIONAL 68.0%

SOURCE: BREWERS ASSOCIATION, BOULDER CO

 Beer labels trigger 60% of this group to make a purchase. Soulmate Brewing Company art by Patrick Reid O'Brian will catch everyone's eye

Soulmate Brewing

In a few words and numbers.



Trademarked brand ®

Navy Veteran Founder with solid business track record

Free rent, founders own the building

Start-up costs 80% covered by founders to date, with no debt

Diversified portfolio of beer to offer from award winning brewers

Located between two of the biggest award winning internationally known breweries in Vermont

Located in the fastest growing town in Vermont

Local population comprised of craft beer lovers



Marketing

We have a unique marketing plan designed to rapidly grow community support beginning with our flagship location and replicating our model as we expand. We consider everyone who tries and enjoys our beer a partner. Partners should be well taken care of and our plan does that.

In addition to our rewards program:

- Soulmate is one of the top searched words on the internet

- Soulmate is known in every culture

- Logo and art designed by award winning and internationally known artist

- The Soulmate brand marketing potential is endless

- Unique business plan to rapidly grow sales and expand the brand

- Tasting room location ideally situated between two of the largest ski resorts on the east coast



Many Missions, One Goal

Life begins once you find your soulmate and with **Soulmate Brewing Company** we have you covered every day of the year.

  **Soulmate for all Seasons**

Our diversified portfolio of beers is being developed to celebrate the diversity and uniqueness of people from around the world who enjoy quality craft beer.

Sustainably is 24/7. We developed a way to re-use our excess waste water. Once we deploy this we will share the process with other brewing operations to help our natural resources.

Service Members don't have normal lives. They miss many holidays and family milestones as they stand watch protecting us and our allies. Soulmate founder, and navy veteran, will provide all active, retired and honorably discharged service members a discount and access to our tasting room's VIP seating areas.



5 Year Strategic Plan

Our goal is to outgrow our current location's brewing capacity, keep it, and use it to produce for the tap room while testing new recipes and to continue to provide local distribution as we expand beyond Vermont.

To expand, we will utilize contract brewing facilities for fulfillment of our best-selling beers. Doing this we would be following a proven method for expansion.

Our proximity to Boston, NYC, Montreal and other densely populated areas where many people visit from and the second-home owners in Vermont will provide a built-in customer base for our expansion.

???

NYC

Boston

Montreal

50%

Our goal is to achieve 50% sales in our tasting room consisting of 30% retail sales & 20% packaged products with the remaining 50% via distributors in VT, NY, NH, MA, CT, ME and Canada.

Continue to build on existing relationships with distributors in Vermont and New York who are ready to take product for their customers in both keg and can.

We have a unique marketing plan designed to rapidly grow community support beginning with our flagship location as we launch and replicate our model as we expand. This plan will also be very attractive for second homeowners, tourists and travelers who find themselves in our Vermont location.



Last Call

Soulmate Brewing Company is uniquely positioned geographically and financially
Soulmate Brewing Company's founder is a proven leader with a successful track
record in business.

The team is ready to make an impressionable mark in the hearts and mugs of craft
beer lovers around the world.

Join us for the journey as an investor, consumer or both.
Soulmates are forever.

Find Yours

Soulmate Brewing Company